SECURITIES AND EXCHANGE COMMISSION Washington, DC FORM U-6B-2 Certificate of Notification
Filed by a registered holding company or subsidiary thereof pursuant to Rule U-
20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Company, a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of securities ("draft", "promissory note"):

The City of Burlington, Kansas, issued its Environmental Improvement Revenue Refunding Bonds, Series 1998C on August 11, 1998 (the "bonds"). The bonds were issued in connection with the refunding of prior issuances of securities by the City of Burlington used to finance a portion of the cost of acquisition, construction, installation and equipping of the undivided interest of Kansas City Power & Light Company ("KCPL") in certain air and water pollution control and solid waste disposal facilities at the Wolf Creek Generating Station. KCPL has leased its undivided interest in certain facilities at Wolf Creek Generating Station to the City of Burlington, and the City of Burlington has in turn subleased the facilities to KCPL under instruments dated August 1, 1998. KCPL is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the bonds.

On September 2, 2003, the bonds were purchased in lieu of mandatory redemption, and a reoffering of the bonds was consummated.

This Certificate of Notification is provided with respect to the reoffering of the bonds to the extent that such reoffering may be deemed to be the issuance by KCPL of a security within the meaning of the Public Utility Holding Company Act, as amended.

2.	Issue, renewal or guaranty:

The bonds were reoffered.

3.	Principal amount of each security:

The aggregate principal amount of the bonds is $50,000,000.

4.	Rate of interest per annum of each security:

The bonds were reoffered at an interest rate of 2.25%, fixed for the period of September 1, 2003 through August 31, 2004. On September 1, 2004, the bonds will be subject to mandatory redemption or mandatory purchase in lieu of redemption, and KCPL will determine the method of determining interest on the bonds in accordance with the terms and conditions of the Indenture of Trust dated as of August 1, 1998, by and between the City of Burlington and the trustee.

5.	Date of issue, renewal or guaranty of each security:

The bonds were reoffered on September 2, 2003.

6.	If renewal of security, give date of original issue:

The bonds were originally issued on August 11, 1998

7.	Date of maturity of each security:

The bonds mature on October 1, 2017. The bonds are subject to mandatory redemption or mandatory purchase in lieu of redemption on October 1, 2017.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The bonds were reoffered by Banc One Capital Markets, Inc., Banc of America Securities LLC and PNC Capital Markets, Inc.

9.	Collateral given with each security:

KCPL leased its undivided interest in certain facilities at Wolf Creek Generating Station to the City of Burlington, and the City of Burlington has subleased the facilities to KCPL under instruments dated August 1, 1998. The City of Burlington has assigned to the indenture trustee all of its rights under the sublease. KCPL is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the bonds.

10.	Consideration given for each security:

The bonds were reoffered at 100% of principal amount.

11.	Application of proceeds of each security:

Financing the existing business of KCPL.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a) the provisions contained in the first sentence of Section 6(b) [ ]
b) the provisions contained in the fourth sentence of Section 6(b) [ ]
c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

Kansas City Power & Light Company

By: /s/Lori A. Wright

Lori A. Wright
Controller

Dated: September 2, 2003.